UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d - 101]

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Assured Pharmacy, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

296048 10 1

(CUSIP Number)

Ameet Shah
Mosaic Capital Advisors, LLC
545 5th Avenue, Suite 1109
New York, N.Y. 10017
Tel: (212) 922-9425
Fax: (212) 937-3154
E-mail: AS@moscap.com

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296048 10 1

1.	Names of Reporting Persons Mosaic Capital Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Does not include 2,500,000 shares owned by Mosaic Financial Services, LLC, a wholly-owned subsidiary

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 296048 10 1

1.	Names of Reporting Persons Mosaic Financial Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.61%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 296048 10 1

1.	Names of Reporting Persons MPE General Partner, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,941,814 (excluding warrants and convertible debenture)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,234,314 (including warrants and convertible debenture)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,234,314 (including warrants and convertible debenture)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 296048 10 1

1.	Names of Reporting Persons MOSAIC CAPITAL ADVISORS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 296048 10 1

1.	Names of Reporting Persons Ameet Shah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares held by entities in which Reporting Person has a direct or indirect ownership interest.

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 296048 10 1

1.	Names of Reporting Persons John Sadowsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares held by entities in which Reporting Person has a direct or indirect ownership interest.

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D concerning the Common Stock of Assured Pharmacy, Inc. (the “Issuer”) is being filed on behalf of the undersigned.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background

This Schedule is being filed by Mosaic Capital Advisors, LLC (“MCA”) and MCA’s owners, Ameet Shah (“Shah”) and John Sadowsky (“Sadowsky”), and various entities affiliated with MCA, Shah and Sadowsky, including entities they directly or indirectly control or are deemed to have beneficial ownership.  MCA and MPE General Partner, LLC (“GP”) (also owned by Shah and Sadowsky) engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients and as general partner of various private investment partnerships.

Although certain of the foregoing persons and entities may be eligible to use Schedule 13G, in order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

(a), (b) and (c) - This statement is being filed by the following persons:

Mosaic Capital Advisors, LLC (“MCA”), a Delaware limited liability company wholly owned by Shah and Sadowsky, is the investment advisor to several hedge funds and private equity funds, including certain funds to which GP is the general partner.  MCA’s address is 545 5th Avenue, Suite 709, New York, NY 10017.

Mosaic Financial Services, LLC (“MFS LLC”), a Delaware limited liability company wholly-owned by MCA, has an address at 545 5th Avenue, Suite 1109, New York, NY 10017.

MPE General Partner, LLC (“GP”), a Delaware limited liability company wholly owned by Shah and Sadowsky, is a general partner or investment manager in a number of partnerships and funds, including partnerships and funds which hold Issuer’s securities and for which MCA is the investment advisor.  GP’s address is 545 5th Avenue, Suite 1109, New York, NY 10017.

Mosaic Capital Advisors, Inc., a Delaware corporation, is wholly owned by Shah and Sadowsky and has an address at 545 5th Avenue, Suite 1109, New York, NY 10017.

Ameet Shah is Managing Partner of MCA and has an address at 545 5th Avenue, Suite 1109, New York, NY 10017.

John Sadowsky is a Member of MCA and has an address at 545 5th Avenue, Suite 1109, New York, NY 10017.

The foregoing persons and entities signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.

The Reporting Persons do not admit that they constitute a group.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ameet Shah and John Sadowsky are each U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used an aggregate of approximately $3,926,915 to purchase the securities reported as beneficially owned in Item 5, this amount includes $700,000 from funds for which MCA is the financial advisor and/or GP is the general partner.

Item 4.    Purpose of the Transaction.

Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both. The Reporting Persons, with the exception of Mosaic Financial Services, LLC and Mosaic Capital Advisors, Inc., are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these activities one or more of the Reporting Persons may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of MCA and GP (and indirectly by Shah and Sadowsky), the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.

Item 5. Interest In Securities Of The Issuer

(a) The aggregate number of securities to which this Schedule 13D relates is 16,734,314 shares (including warrants for the purchase of 5,958,750 shares and 4,333,750 shares issuable under convertible debentures), representing 25.9% of the 54,263,085 shares outstanding as reported by the Issuer in its Form 10-QSB for the period ended September 30, 2007.   14,234,314 shares (including 10,292,500 shares issuable under warrants and convertible debenture) are held by four funds for which MCA is the financial advisor, and GP is the general partner.  Additionally, a wholly-owned subsidiary of MCA owns 2,500,000 shares. Shah and Sadowsky own MCA and GP.

                (b) Each of the Reporting Persons has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that the power of Ameet Shah and John Sadowsky is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(d) None of the individual hedge funds or private equity funds with which the reporting Persons are affiliated own more than 5% of Issuer’s outstanding stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

MCA’s advisory and other services to the four funds with respect to Issuer’s securities owned by such funds are set forth in written agreements with such clients, partnerships and funds.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2008
Date

Mosaic Capital Advisors, LLC

By:	/s/ Ameet Shah
Ameet Shah
Title: Manager

Mosaic Financial Services, LLC

By:	s/ Ameet Shah
Ameet Shah
Title: Manger of Mosaic Capital Advisors,
LLC, its Manager

MPE General Partner, LLC

By:	/s/ Ameet Shah
Ameet Shah
Title: Manager

MOSAIC CAPITAL ADVISORS, INC.

By:	/s/ Ameet Shah
Ameet Shah
Title: President

/s/ Ameet Shah
Ameet Shah, individually

/s/ John Sadowsky
John Sadowsky, individually

Exhibit A to Schedule 13D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Assured Pharmacy, Inc., and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of March 27, 2008.

Mosaic Capital Advisors, LLC

By:	/s/ Ameet Shah
Ameet Shah
Title: Manager

Mosaic Financial Services, LLC

By:	/s/ Ameet Shah
Ameet Shah
Title: Manger of Mosaic Capital Advisors,
LLC, its Manager

MPE General Partner, LLC

By:	/s/ Ameet Shah
Ameet Shah
Title: Manager

MOSAIC CAPITAL ADVISORS, INC.

By:	/s/ Ameet Shah
Ameet Shah
Title: President

/s/ Ameet Shah
Ameet Shah, individually

/s/ John Sadowsky
John Sadowsky, individually

Schedule I to Schedule 13D

EXECUTIVE OFFICERS

Ameet Shah and John Sadowsky are the Members and Managers of

•                  Mosaic Capital Advisors, LLC

•                  MPE General Partner, LLC

Ameet Shah and John Sadowsky are the Stockholders and Directors of

•                  Mosaic Capital Advisors, Inc.

Darshan Sheth is Vice President, Finance of

•                  Mosaic Capital Advisors, LLC

Mr. Sheth’s address is c/o Mosaic Capital Advisors, LLC, 545 5th Avenue, Suite 1109, New York, NY 10017

Schedule II to Schedule 13D

TRANSACTIONS IN LAST 60 DAYS

None.